                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)*

                                    WQN, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    92932C103
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

                                   ----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 92932C103                                            PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lloyd I. Miller, III   ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   374,413
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY       415,342
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING        374,413
   PERSON      -----------------------------------------------------------------
    WITH       8   SHARED DISPOSITIVE POWER
                   415,342
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     789,755
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See Item 4.

Introduction:   Due to a clerical error, the reporting person inadvertently stated on Amendment No. 1 to the original Schedule 13G filed on December 6, 2005 (the "13G Amendment") that the reporting person beneficially owned 764,112 shares of the Issuer's common stock when in fact the reporting person beneficially owned 764,172 shares of the Issuer's common stock. Since the 13G Amendment, there have been changes to the beneficial ownership of the reporting person which requires the filing of this calendar year end amendment.

Item 1(a).   Name of Issuer:                                                WQN, Inc.

Item 1(b).   Address of Issuers's Principal Executive Offices:              14911 Quorum Drive, Suite 140
                                                                            Dallas, Texas 75254

Item 2(a).   Name of Person Filing:                                         Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:   4550 Gordon Drive, Naples, Florida
                                                                            34102

Item 2(c).   Citizenship:                                                   U.S.A.

Item 2(d).   Title of Class of Securities:                                  Common Stock

Item 2(e).   CUSIP Number:                                                  92932C103

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 374,413 of the reported securities as (i) the manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act and (iii) as an individual. The reporting person has shared voting and dispositive power with respect to 415,342 of the reported securities as an investment advisor to the trustee of a certain family trust.

           (a)   789,755

           (b)   11.5%

           (c)   (i) sole voting power: 374,413

                 (ii) shared voting power: 415,342

                 (iii) sole dispositive power: 374,413

                 (iv) shared dispositive power: 415,342

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2006                /s/ Lloyd I. Miller, III
                                        ----------------------------------------
                                        Lloyd I. Miller, III